UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

Miller Industries, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

600551105
(CUSIP Number)

William G. Miller 5025 Harrington Road Alpharetta, Georgia 30022 (770) 988-0797
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ X ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 600551105	Page 2 of 7

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): William G. Miller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,598,541(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,598,541(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,598,541(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 17.0%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes 109,288 shares held by the Miller Family Foundation, Inc., a Georgia non-profit corporation of which the Reporting Person is the sole director.  Also includes 82,384 shares issuable upon the exercise of warrants held by Harbourside Investments, LLLP, a Georgia limited liability limited partnership (the “Partnership”), of which the Reporting Person is the sole general partner.  Does not include 583,556 shares of common stock that the Partnership to be issued upon the completion of a proposed exchange of Common Stock of the Issuer for the Issuer’s outstanding Subordinated Debt and warrants to purchase Common Stock currently held by the Partnership.

(2)	Pursuant to Rule 13d-3, the percentage reflects the relationship of the number of shares of Common Stock of the Issuer that the Reporting Person beneficially owns bears to the 9,341,436 shares of the Common Stock outstanding at October 31, 2003 (as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2003) plus 82,384 shares of Common Stock issuable upon exercise of the warrants held by the Partnership.

CUSIP No. 600551105	Page 3 of 7

EXPLANATORY NOTE

            This Amendment No. 1 to Schedule 13D is being filed to report that Harbourside Investments, LLLP, a limited liability limited partnership of which the Reporting Person is the general partner, has entered into an Exchange Agreement with the Miller Industries, Inc., a Tennesse corporation (the “Issuer”) for the exchange of subordinated debt and warrants of the Issuer into common stock of the Issuer.  The completion of the transactions contemplated in the Exchange Agreement is subject to the approval of the shareholders of the Issuer.

            This Amendment No. 1 supplements and amends the Schedule 13D originally filed on December 2, 2003.  Only the items reported in this Amendment No. 1 are amended.  All other items remain unchanged.  All capitalized terms shall have the meanings assigned to them in the original filing, unless otherwise indicated.

Item 3.  Source and Amount of Funds or Other Consideration

            The Reporting Person caused Harbourside Investments, LLLP, a Georgia limited liability partnership (the “Partnership”), of which the Reporting Person is a limited partner and the sole general partner, to enter into an agreement (the “Exchange Agreement”) with the Issuer whereby the Issuer would  issue 583,556 shares of its Common Stock in exchange for approximately $1.8 million principal amount of, plus approximately $1.32 million of accrued interest and fees on, its outstanding subordinated debt and warrants to purchase 82,382 shares of the its Common Stock that are currently held by the Partnership.

            Under the Exchange Agreement, the Partnership will retain 70% of the outstanding principal amount of the subordinated debt that it currently holds and will convert the remaining 30% of the outstanding principal amount of such debt plus all accrued interest and commitment fees thereunder into shares of the Issuer’s Common Stock.  The Partnership currently holds approximately $7.45 million of the Issuer’s subordinated debt, consisting of approximately $6.13 million of outstanding principal and approximately $1.32 million of accrued interest and fees.  Therefore, upon shareholder approval of the transactions contemplated in the Exchange Agreement, the Partnership will continue to hold approximately $4.29 million principal amount of Subordinated Debt and will convert approximately $3.16 million of the subordinated debt (30% of $6.13 million principal amount, plus approximately $1.32 million of accrued interest and fees) into 548,738 shares of the Issuer’s Common Stock.  In addition, the Partnership will receive 34,818 shares of the Issuer’s Common Stock in exchange for the warrants to purchase 82,382 shares of the Issuer’s Common Stock.

            The subordinated debt and warrants held by the Partnership were purchased by the Partnership from Contrarian Funds, LLC (“Contrarian”) on November 24, 2003.  Contrarian had previously purchased all of the Issuer’s outstanding subordinated debt (the “Subordinated Debt”) in a series of transactions during the second half of 2003.  The Subordinated Debt was originally issued pursuant to that certain Amended and Restated Credit Agreement, dated July 23, 2001, as amended, by and among the Issuer and Miller Industries Towing Equipment, Inc., a Delaware corporation and Bank of America, N.A. in its capacity as a lender, and certain other financial institutions (the “Junior Credit Facility”).  The Junior Credit Facility and the notes issued pursuant to it are subordinate to the Issuer’s senior credit facility which was also entered into on July 23, 2001.  The Subordinated Debt had an original aggregate principal amount of $14.0 million bearing interest at the prime rate plus 6.0% per annum and at the time of Contrarian’s purchases had an outstanding principal amount of approximately $13.85 million bearing interest at the default rate of 14% per annum.  The original maturity date of the Subordinated Debt was July 23, 2003.  The total amount outstanding on the Subordinated Debt as of January 14, 2004, including accrued interest and commitment fees, was approximately $16.83 million with an interest rate of 14% per annum continuing to apply.

CUSIP No. 600551105	Page 4 of 7

            As a part of its purchases of the Subordinated Debt, Contrarian also purchased warrants, or the rights to receive warrants, to purchase 186,028 shares of the Issuer’s Common Stock.  These warrants were issued by the Issuer to the initial lenders under the Junior Credit Facility pursuant to that certain Warrant Agreement, dated July 23, 2001, by and among the Issuer and the initial lenders.  The 186,028 total consists of warrants issued in July 2002 for the purchase of 47,417 shares of the Issuer’s Common Stock at an exercise price of $3.48 and warrants issued in October 2003 for 138,611 shares of Common Stock at an exercise price of $3.27.  Other than these transactions relating to the Subordinated Debt and the warrants, which it purchased without the involvement of the Issuer, Contrarian has no relationship with the Issuer or the Partnership.

            On November 24, 2003, the Partnership purchased from Contrarian 44.286% of (1) the Subordinated Debt and (2) the warrants to purchase 186,028 shares of the Issuer’s Common Stock.  As a result of this transaction, the Partnership acquired (1) approximately $6.13 million of the outstanding principal of Subordinated Debt plus accrued interest and fees attributable to this outstanding principal and (2) warrants to purchase an aggregate of 82,382 shares of the Issuer’s common stock, consisting of warrants to purchase up to 20,998 shares at an exercise price of $3.48 and 61,384 shares at an exercise price of $3.27.  Contrarian retained the remaining principal outstanding under the Junior Credit Facility, which is approximately $7.72 million, plus related interest and fees thereon of approximately $1.65 million, and the remaining warrants to purchase 103,646 shares of Common Stock.

            The Issuer entered into separate agreements with the Partnership and Contrarian as of January 14, 2004, pursuant to which each agreed to (1) extend the maturity date until July 31, 2005 of 70% of the principal amount of the outstanding Subordinated Debt that they respectively hold, (2) convert the remaining portion of their Subordinated Debt (which includes 30% of the principal amount plus all outstanding and accrued interest and fees) into shares of the Issuer’s Common Stock and (3) convert all of their respective warrants into shares of the Issuer’s Common Stock.  Under the Exchange Agreement, the Partnership, subject to the condition subsequent of obtaining shareholder approval, agreed to (1) extend the maturity date until July 31, 2005 of approximately $4.29 million of the principal amount of the Subordinated Debt and reduce the interest rate thereon from the default interest rate of 14% per annum to 9% per annum, (2) convert approximately $3.16 million of the Subordinated Debt into 548,738 shares of the Issuer’s Common Stock and (3) convert warrants for 82,382 shares of Common Stock into 34,818 shares of the Issuer’s Common Stock.

            In addition to the Exchange Agreement described above, the Issuer has also entered into a registration rights agreements with Contrarian and the Partnership.  Under this agreement, the Issuer has agreed to file a registration statement covering the shares within 60 days of January 20, 2004.  The Issuer is obligated to use its best efforts to cause the registration statement to be made effective as soon as practicable and to maintain its effectiveness until the shares become eligible for resale under Rule 144(k).

            The Issuer’s ability to consummate the conversion by the Partnership of a portion of the Subordinated Debt and the warrants that the Partnership holds into shares of the Issuer’s Common Stock is subject to shareholder approval. The Issuer is seeking shareholder approval of the transactions contemplated in the Exchange Agreement because the listing standards of the New York Stock Exchange require shareholder approval of transactions in which executive officers and directors of the Issuer receive more than one percent of the outstanding shares of the Issuer’s Common Stock.

            In addition to the Reporting Person being a limited partner and the sole general partner of the Partnership, other members of the senior management of the Issuer, including the Issuer’s other co-Chief Executive Officer, Chief Financial Officer, and Executive Vice President and General Counsel, are limited partners of the Partnership (the “Limited Partners”).  In connection with the formation of the Partnership, the Reporting Person made loans to the Limited Partners, the proceeds of which the Limited Partners then contributed to the Partnership.  These loans from the Reporting Person to the Limited Partners are secured by pledges of their respective limited partnership interests to the Reporting Person.

CUSIP No. 600551105	Page 5 of 7

            The Reporting Person has previously filed a Schedule 13D on December 2, 2003.  This Amendment No. 1 is being filed as a result of the Reporting Person causing the Partnership to enter into the Exchange Agreement and the Registration Rights Agreement.

Item 5.  Interest in Securities of the Issuer

            (a) - (b)  The 1,516,157 shares of Common Stock currently held by the Reporting Person (the “Shares”) plus the 82,384 shares underlying the Assigned Warrants represent 17.0% of the 9,341,436 shares of Common Stock outstanding at October 31, 2003 (as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2003) plus 82,384 shares of Common Stock issuable to the Partnership upon exercise of the Assigned Warrants.  109,288 of the Shares are held by the Miller Family Foundation, Inc., of which the Reporting Person is the sole director.  The Reporting Person has sole power to vote and dispose of the Shares.  The Reporting Person beneficially owns the 82,384 shares of Common Stock underlying the Assigned Warrants.  The Reporting Person would have the sole power to vote and dispose of the 82,384 shares underlying the Assigned Warrants upon the exercise of the Assigned Warrants.

            The number of shares of Common Stock currently held by the Reporting Person does not include 583,556 shares that the Partnership would receive upon the completion of the Debt Conversion and the Warrant Conversion pursuant to the Exchange Agreement.

            (c)  Except for the transactions described herein, no transactions in shares of Common Stock of the Issuer were effected by the Reporting Person.

            (d)  No person other than the Reporting Person is known by him to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

            (e)  Not applicable.

Item 7.  Material to be Filed as Exhibits

EXHIBIT 1

Assignment and Acceptance, dated November 24, 2003, by and between Harbourside Investments, LLLP and Contrarian Funds, LLC (filed as Exhibit 1 of the Reporting Person's Schedule 13D and incorporated herein by reference).

EXHIBIT 2

Exchange Agreement by and between the Registrant and Harbourside Investments, LLLP, dated January 14, 2004 (filed as Exhibit 10.8 of the Issuer's Form 8-K (File No. 001-14124) on January 27, 2004 and incorporated herein by reference).

EXHIBIT 3

Registration Rights Agreement by and between the Registrant and Contrarian Funds, LLC, dated January 20, 2004 (filed as Exhibit 10.9 of the Issuer's Form 8-K (File No. 001-14124) on January 27, 2004 and incorporated herein by reference).

CUSIP No. 600551105	Page 6 of 7

Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ William G. Miller William G. Miller